Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year ended December 31,
	2012	2011	2010	2009 (1)	2008 (1)

Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$160,282	$239,148	$242,942	($579,694)	($232,959)

Fixed charges:

Interest expense and capitalized interest	379,086	505,523	653,603	754,506	994,919
Estimated interest component of net rental payments	9,752	13,470	26,688	28,866	34,975

Total fixed charges including interest on deposits	388,838	518,993	680,291	783,372	1,029,894

Less: Interest on deposits	184,089	269,487	350,881	501,262	700,122

Total fixed charges excluding interest on deposits	204,749	249,506	329,410	282,110	329,772

Income before income taxes and fixed charges (including interest on deposits)	$549,120	$758,141	$923,233	$203,678	$796,935

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$365,031	$488,654	$572,352	($297,584)	$96,813

Ratio of earnings to fixed charges

Including interest on deposits	1.4	1.5	1.4	(A)	(A)

Excluding interest on deposits	1.8	2.0	1.7	(A)	(A)

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits	1.4	1.4	1.4	(A)	(A)

Excluding interest on deposits	1.8	1.9	1.7	(A)	(A)

(1) The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.

(A) During 2008 and 2009, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million and $625 million to achieve ratios of 1:1 in 2008 and 2009, respectively.